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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934

                       Commission File Number 0-28118

                           UnionBanCal Corporation
            (Exact name of registrant as specified in its charter)

  350 California Street, San Francisco, California, 94104 (415) 445-0211 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                8 3/8% Noncumulative Preferred Stock, Series A
           (Title of each class of securities covered by this Form)

                               Common Stock
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)   [x]       Rule 12h-3(b)(1)(ii)   [ ]
   Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(2)(i)   [ ]
    Rule 12g-4(a)(2)(i)   [ ]       Rule 12h-3(b)(2)(ii)   [ ]
   Rule 12g-4(a)(2)(ii)   [ ]       Rule 15d-6             [ ]
    Rule 12h-3(b)(1)(i)   [ ]

Approximate number of holders of record as of the certification or notice date:

None. On September 3, 1997, UnionBanCal Corporation redeemed all the outstanding shares of the 8 3/8% Noncumulative Preferred Stock, Series A.

     Pursuant to the requirements of the Securities Exchange Act of 1934, UnionBanCal Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: September 25, 1997                BY: /s/ Donald R. Meyer
     -----------------------------      -----------------------------------
                                        Donald R. Meyer, Executive Vice
                                        President, General Counsel and
                                        Corporate Secretary